22003556

ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70054

SEC Mail Processing

MAR 01 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rockefeller Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 Rockefeller Plaza
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Zimmel	(203) 717-6714	rzimmel@rockco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Zimmel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rockefeller Financial LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHANNON HOLT
Notary Public, State of Connecticut
My Commission Expires December 31, 2026

Notary Public

Signature:

Title: Principal Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. Filed separately.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. Filed separately.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: Facing page.

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Rockefeller Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rockefeller Financial LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2022

We have served as the Company's auditor since 2018.

Rockefeller Financial LLC
Statement of Financial Condition
As of December 31, 2021

ASSETS		
Cash	$	70,755,784
Receivable from clearing broker, net		7,811,642
Receivable from customers		4,449,640
Other assets		2,473,300
Furniture and equipment, at cost, less accumulated depreciation of $824,214		1,924,426
TOTAL ASSETS	$	87,414,792
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Accrued compensation	$	59,094,309
Accounts payable, accrued expenses, and other liabilities		4,041,081
Payables to affiliates		2,105,037
Total Liabilities		65,240,427
MEMBER'S CAPITAL		
Total Member's Capital		22,174,365
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	87,414,792

The accompanying notes are an integral part of this financial statement.

Rockefeller Financial LLC

Notes to Statement of Financial Condition

As of December 31, 2021

1. Organization and Nature of Business

Rockefeller Financial LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor ("RIA") registered with the SEC and the state of New York. The Company is a single member LLC that is wholly-owned by RFS Opco LLC ("Parent") and is a wholly-owned indirect subsidiary of Rockefeller Capital Management L.P. ("Ultimate Parent"). The Company's two business divisions are strategic advisory and private wealth management. The private wealth management division provides asset management and brokerage services to clients. The strategic advisory division provides mergers and acquisitions advisory services and investment banking services to clients. The U.S. dollar is the functional currency of the Company.

The ongoing coronavirus pandemic ("COVID-19") has caused significant disruption in the international and United States economies and financial markets.

Certain impacts to public health conditions particular to the COVID-19 pandemic could impact the operations and financial performance of the Company. The extent of the impact to the financial performance of the Company will depend on future developments, including (i) the duration and spread of the pandemic, (ii) the restrictions and advisories, (iii) the effects on the financial markets, (iv) the effects on our clients, and (v) the effects on the economy overall, all of which are highly uncertain and cannot be predicted. If the financial performance of the Company is impacted because of these factors for an extended period, the Company's results may become adversely effected.

We are taking necessary and recommended precautions to protect the safety and well-being of our employees and clients, including conducting certain business activities and operations remotely. However, no assurance can be given that the steps taken will be deemed adequate or appropriate. We will continue to evaluate the nature and extent of the impact to our business.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company makes estimates and assumptions in relation to the timing of recognition of fee revenue, employee compensation, allocation of expenses from affiliates, recoverability of receivables, expenses, and other accruals. Actual results could differ from those estimates and assumptions, and such differences could be material.

Receivables

Receivables are stated at their net realizable value. Given no history of losses, short term duration of the receivables, and high credit quality of the counterparties, the Company has determined that a provision for credit losses is not warranted.

Securities Transactions

Amounts receivable and payable for securities transactions that have not reached contractual settlement date are recorded net on the Statement of Financial Condition in the Receivable from clearing broker.

Securities and derivatives are recorded at fair value in accordance with ASC 820, *Fair Value Measurement.*

Income Taxes

The Company as a single member LLC is included in the partnership tax return filed by the Parent. The Company is disregarded for federal tax purposes and is generally included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent.

The Company, through its inclusion in the return of the Parent, could be subject to examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company does not have any material unrecognized tax benefits as of December 31, 2021. The Company will record such unrecognized tax benefits only when new information is available or when an event occurs necessitating a change. Income tax positions must meet a more-likely-than-not recognition threshold at the date to be recognized.

Cash

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. The Company's cash balance of $70,755,784 as of December 31, 2021 is held at one large depository institution and exceeds the $250,000 Federal Deposit Insurance Corporation insurance coverage limit. There are no cash equivalents or restricted cash recorded as of December 31, 2021.

Furniture and Equipment, including Depreciation

Furniture and equipment are carried at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the assets' estimated useful lives, which range from three to eight years.

New and Pending Accounting Pronouncements

Income Taxes - In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.* The ASU was effective for the Company for the fiscal year ended December 31, 2021 and will be effective for the Parent and the Ultimate Parent for the fiscal year ended December 31, 2022. The ASU simplifies and clarifies various aspects of income tax accounting. As noted above, the Company is disregarded for federal tax purposes and is generally included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. The impact of the ASU on its Statement of Financial Condition and related disclosures is not material.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company clears its proprietary and customer transactions through National Financial Services LLC ("NFS") on a fully disclosed basis. The receivable from clearing broker relates to the net amount due to the Company for the transactions in the Company's proprietary accounts and fees earned by the Company on customer transactions. The carrying amounts of receivables approximate fair value because of their short-term nature. As of December 31, 2021, the amount of the receivable from clearing broker was $9,325,182 (inclusive of a $1,000,000 clearing deposit with NFS) netted with a payable for fees to NFS of $1,513,540.

4. Receivable from Customers

Receivables from customers include amounts for fees due to the Company on asset management, strategic advisory, and investment banking services. The carrying amounts of receivables approximate fair value because of their short-term nature. As of December 31, 2021, the receivable from customers was $4,449,640.

5. Other Assets

Other assets consist primarily of prepaid expenses related to compensation, registrations, and insurance.

6. Furniture and Equipment

At December 31, 2021, furniture and equipment consisted of the following:

Furniture and fixtures	$	1,401,610
Office equipment		1,187,370
Telecommunications equipment		159,660
		2,748,640
Accumulated depreciation		(824,214)
Furniture and equipment, net	$	1,924,426

7. Accrued Compensation

As of December 31, 2021, the Company had outstanding compensation liabilities of $59,094,309. The majority of accrued compensation relates to commissions and bonuses payable to financial advisor teams that were hired by the Company.

8. Long-Term Incentive Plans

Defined Contribution Retirement Plan

Full-time and part-time eligible employees of the Company with at least three months of service participate in the Rockefeller 401(k) Savings and Retirement Plan (the "401(k) plan"), a trusteed, defined contribution retirement plan. The Company makes an automatic contribution equal to three percent of each employee's salary. Additionally, the Company matches 100 percent of participating employees' 401(k) plan contributions, up to four percent of salary within IRS limits. No portion of the Company's matching contribution account vests until the employee has completed three years of service, at which point it becomes 100 percent vested. All other components of the Company's contributions are vested immediately.

Partnership Equity Incentive Plan

Pursuant to the Ultimate Parent's LP Agreement and the Ultimate Parent's Partnership Equity Incentive Plan (the "Equity Plan"), the Ultimate Parent can grant profits interests ("Class B Units") to its officers, directors, managers, employees, consultants, advisors or independent contractors, and its prospective officers, directors, managers, employees, consultants, advisors or independent contractors who have accepted an offer of employment or consultancy from the Ultimate Parent or one of its controlled affiliates. The number of Class B Units authorized for issuance under the Equity Plan is 10,000 Class B Units. The 10,000 authorized Class B Units are granted to eligible individuals at the discretion of the Ultimate Parent. Persons who have been granted Class B Units are Class B Limited Partners. The majority of the Class B Units are subject to a six-year graded time-vesting schedule, with one-sixth of the Class B Units vesting on each of the first through sixth anniversaries of, in some cases, the individual's first date of employment or consultancy with the Ultimate Parent or one of its

controlled affiliates and, in other cases, the date on which the Class B Units were granted. As of December 31, 2021, 1,770 Class B Units have been granted, to individuals of the Company, of which 175 were subject to performance vesting. The Equity Plan is accounted for by the Ultimate Parent under *ASC 718 Compensation – Stock Compensation* and is based on the enterprise value of the Ultimate Parent.

As of December 31, 2021, the Company had outstanding liabilities with respect to the Equity Plan of $1,856,686, included in accrued compensation.

Executive Valuation Multiplier Plan

On January 1, 2019, the Ultimate Parent implemented the Executive Valuation Multiplier Plan ("EVMP"). The purpose of the EVMP is to assist the Ultimate Parent in attracting, retaining, motivating and rewarding individuals who are expected to make important contributions to the Ultimate Parent by providing such individuals with restricted cash incentives that are intended to better align the interests of such individuals with those of the Ultimate Parent. The value of the EVMP grants upon vesting will be based on the change in the fair value, as defined in the governing documents, of the Ultimate Parent over the vesting term. The terms and conditions of the EVMP awards are determined at the sole discretion of the Ultimate Parent.

As of December 31, 2021, the outstanding liabilities of the Company that relate to the EVMP of $3,592,470 are included in accrued compensation. EVMP awards are generally subject to three to five-year vesting.

Executive Deferral Plan

On October 1, 2019, the Ultimate Parent implemented the Executive Deferral Plan ("EDP"). The purpose of the EDP is to assist the Ultimate Parent in attracting, retaining, motivating and rewarding individuals who are expected to make important contributions to the Ultimate Parent by providing such individuals with restricted cash incentives that are intended to better align the interests of such individuals with those of the Company. The value of the EDP grants upon vesting are based on the change in the fair value of the underlying investments. The terms and conditions of the EDP awards are determined at the sole discretion of the Ultimate Parent.

As of December 31, 2021, the outstanding liabilities of the Company that relate to the EDP amounted to $6,677,772 and are included in accrued compensation. EDP awards are generally subject to a three to five-year vesting period.

Equity Appreciation Rights Plan

On January 1, 2021, the Ultimate Parent implemented the Equity Appreciation Rights Plan ("EARS"). Awards vest 25% on the second anniversary of the grant date, 25% on the third anniversary of the

grant date; and the remainder on the date on which a "Liquidity Event" (as defined under the Class B Unit Plan) occurs. Upon vesting, the value of the EARS are payable in cash, in an amount equal to the excess of the fair market value of the Ultimate Parent's Class A Units on the vesting date over the grant price, as those values are determined based on the method described in the plan's governing documents.

As of December 31, 2021, the outstanding liabilities of the Company that relate to the EARS amounted to $20,539 and are included in accrued compensation.

9. Related Parties

The Company receives support and services from RCO and provides services to Rockefeller Capital Management Insurance Services LLC ("RCMIS") pursuant to Administrative Services Agreements. The costs of the support and services provided are allocated between the Company and its affiliates on a monthly basis. The intercompany payable and receivable balances are reconciled monthly. As of December 31, 2021, the outstanding payable to affiliates was $2,019,139 due to RCO and $85,898 due to RCMIS.

10. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities are attributable to amounts due to service providers. The amounts are either based on an invoiced amount or accrued based on information available to the Company as of December 31, 2021. The payment of these amounts spans one month to one year.

11. Contract Liabilities

Contract liabilities represent the Company's obligation to deliver services to customers in the future for which cash has already been received. Contract liabilities principally consist of quarterly asset management fees which are based on assets under management and billed in advance at the beginning of a quarter and strategic advisory retainer fees received at the beginning of an engagement. Revenue is deferred and realized over the course of the quarter or respective period for recognizing the income. Contract liabilities related to revenue collected prior to satisfaction of the service obligation were $213,097 and $440,154 as of December 31, 2021 and December 31, 2020, respectively. This is included within Accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition.

12. Capital and Net Capital Requirements

The Company received capital contributions of $19 million in 2021 from its Parent.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1. At December 31, 2021, the Company had net capital of $10,231,191 which was $5,881,827 in excess of its required net capital of $4,349,364. The Company's ratio of aggregate indebtedness to net capital was 6.4:1.

13. Commitments and Contingencies

The Company has no commitments, contingencies or guarantees.

From matters arising in the ordinary course of business, the Company at times may be subject to actual, pending or threatened litigation, claims or assessments. Although there can be no assurance of the outcome of such matters, in the opinion of management, as of December 31, 2021, the Company had no potential liabilities related to any such matters which would, either individually or in the aggregate, materially affect its Statement of Financial Condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, management does not expect that these indemnifications will have a material adverse effect on the Company's financial condition.

14. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2021, and through February 28, 2022, the date of the filing of this report.

The Parent made a $4 million capital contribution to the Company on January 28, 2022.

There have been no additional material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2021.